SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 6, 2003

Commission File Number 000-31062

Oncolytics Biotech Inc.

(Translation of registrant’s name into English)

Suite 210, 1167 Kensington Crescent NW
Calgary, Alberta, Canada T2N 1X7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule12g3-2(b): 82 -

Signatures
Press Release

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Oncolytics Biotech Inc. (Registrant)

Date February 6, 2003	By:	/s/ Douglas A. Ball Douglas A. Ball

210, 1167 Kensington Crescent NW Calgary, Alberta Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech Inc. Announces Completion of Manufacturing Process
Development for REOLYSIN®

CALGARY, Alberta, February 06, 2003 — Oncolytics Biotech Inc. (TSX: ONC, NASDAQ: ONCY) (‘Oncolytics’) today announced the successful completion of its program for the development of a commercial process for the manufacturing of REOLYSIN®.

“The ability to manufacture a drug easily and inexpensively is a key component of the profile of a successful drug. When this process is run at a commercial scale, it should meet two key objectives, the ability to comply with regulatory guidelines for GMP manufacturing and the desire to be competitive with production costs of non-biological anti-cancer drugs,” said Dr. Brad Thompson, Oncolytics’ President and CEO. “At the current scale of operations, one manufacturing run should supply sufficient material for all of our anticipated clinical studies for the next two years.”

The process development program was conducted at BioReliance Corporation (Rockville, Maryland), a leading contract service organization. As an example of the productivity of the manufacturing process, with a single dose of REOLYSIN® presently expected to be from 109 to a maximum of 1010 PFUs (plaque forming units – a measure of live virus particles), each litre of primary cell culture could produce 100 to 1,000 doses of this purified final product. Oncolytics has filed selective patent applications with respect to the new manufacturing process.

About Oncolytics Biotech Inc.

Oncolytics is a biotechnology company focused on the development of the human reovirus (REOLYSIN®) as a potential cancer therapeutic. Oncolytics’ researchers have demonstrated that the reovirus is able to selectively kill cancer cells and, in vitro, kill human cancer cells derived from many types of cancer including breast, prostate, pancreatic and brain tumours. Research has also yielded successful cancer treatment results in a number of animal models. Phase I clinical trial results have indicated that there were no toxicology-related issues with the administration of the reovirus, and that the reovirus demonstrated activity in injected tumours.

This news release contains forward looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward looking statements, including the Company’s belief as to: the ability of its manufacturing process to comply with applicable regulatory requirements and to produce REOLYSIN® at anticipated scales and on a cost-effective basis; the ability of the Company to produce sufficient material for the Company’s anticipated clinical studies for the next two years; the timely receipt of necessary regulatory approvals for the Company’s manufacturing process; the Company’s expectations that patents will issue with claims having substantially the same scope as filed and its belief as to the potential of REOLYSIN® as a component of the treatment for various types of cancers, and the Company’s expectations as to the design, timing and success of its planned clinical trial programs, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue product manufacturing as well as research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, the failure of the Company to receive regulatory approval of its manufacturing process in a timely manner; the Company’s failure to successfully commercialize REOLYSIN® or to manufacture REOLYSIN® on a commercial basis, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward looking statements. Investors are cautioned against placing undue reliance on forward looking statements. The Company does not undertake to update these forward looking statements.

     FOR FURTHER INFORMATION PLEASE CONTACT:

For Canada:	For Canada:	For United States:
Oncolytics Biotech Inc.	The Equicom Group Inc.	The Investor Relations Group
Brad Thompson	Joanna Longo	Gino De Jesus or Dian Griesel, Ph.D.
210, 1167 Kensington Cr NW	20 Toronto Street	50 Pine Street, 6th Floor
Calgary, Alberta T2N 1X7	Toronto, Ontario M5C 2B8	New York, NY 10005
Tel: 403.670.7377	Tel: 416.815.0700 ext. 233	Tel: 212.825.3210
Fax: 403.283.0858	Fax: 416.815.0080	Fax: 212.825.3229
info@oncolyticsbiotech.com	jlongo@equicomgroup.com	theproteam@aol.com